================================================================================
PROSPECTUS SUPPLEMENT                FILED PURSUANT TO GENERAL INSTRUCTION II.L.
(TO PROSPECTUS DATED MAY 12, 2006)            OF FORM F-10; FILE NO. 333-133818.

NEW ISSUE

                               [GRAPHIC OMITTED]

                               P R I M E W E S T
                                  ENERGY TRUST

                          UP TO 3,000,000 TRUST UNITS


        PrimeWest   Energy  Trust  (the  "TRUST")  is  hereby   qualifying  for
distribution (the "OFFERING") up to 3,000,000 trust units of the Trust ("TRUST UNITS").

        The Trust and PrimeWest Energy Inc. ("PRIMEWEST") have entered into a sales agreement dated July 28, 2006 (the "SALES AGREEMENT") with Cantor Fitzgerald & Co. ("CF&CO") relating to the Trust Units offered by this Prospectus Supplement and the accompanying Prospectus. In accordance with the terms of the Sales Agreement, and except as noted below, the Trust may offer and sell up to 3,000,000 Trust Units, from time to time through CF&Co, as the Trust's agent for the offer and sale of the Trust Units. See "Plan of Distribution".

        INVESTING IN THE TRUST UNITS INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THE ACCOMPANYING PROSPECTUS.

        NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE TRUST UNITS OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

        THE TRUST IS PERMITTED, UNDER A MULTIJURISDICTIONAL DISCLOSURE SYSTEM ADOPTED BY THE UNITED STATES, TO PREPARE THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IN ACCORDANCE WITH CANADIAN DISCLOSURE REQUIREMENTS. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT SUCH REQUIREMENTS ARE DIFFERENT FROM THOSE OF THE UNITED STATES. THE TRUST'S FINANCIAL STATEMENTS INCORPORATED
HEREIN BY REFERENCE HAVE BEEN PREPARED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("CANADIAN GAAP") AND ARE SUBJECT TO CANADIAN AUDITING AND AUDITOR INDEPENDENCE STANDARDS AND THUS MAY NOT BE COMPARABLE TO FINANCIAL STATEMENTS OF UNITED STATES' COMPANIES OR TRUSTS.

        PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THE ACQUISITION OF ANY OF THE TRUST UNITS MAY SUBJECT INVESTORS TO TAX CONSEQUENCES BOTH IN THE UNITED STATES AND CANADA. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS MAY NOT DESCRIBE THESE TAX CONSEQUENCES FULLY. PROSPECTIVE INVESTORS SHOULD READ THE TAX DISCUSSION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS FULLY. SEE "CERTAIN INCOME TAX CONSIDERATIONS".

        YOUR ABILITY TO ENFORCE CIVIL LIABILITIES UNDER THE UNITED STATES FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BECAUSE THE TRUST IS ORGANIZED UNDER THE LAWS OF THE PROVINCE OF ALBERTA, CANADA, A MAJORITY OF PRIMEWEST'S OFFICERS AND DIRECTORS AND CERTAIN OF THE EXPERTS NAMED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE RESIDENTS OF CANADA, AND ALL OF THE TRUST'S ASSETS AND ALL OR A SIGNIFICANT PORTION OF THE ASSETS OF SUCH PERSONS ARE LOCATED OUTSIDE THE UNITED STATES.

                            Cantor Fitzgerald & Co.

            The date of this Prospectus Supplement is July 28, 2006.

================================================================================

        The outstanding Trust Units are listed on the Toronto Stock Exchange (the "TSX") under the symbol "PWI.UN" and the New York Stock Exchange ("NYSE") under the symbol "PWI". On July 27, 2006, the closing price of the Trust Units on the TSX was Cdn.$34.45 per Trust Unit and the closing price of the Trust Units on the NYSE was U.S.$30.36 per Trust Unit. The TSX has conditionally approved the listing of the Trust Units offered by this Prospectus Supplement. Listing is subject to the Trust fulfilling all of the requirements of the TSX on or before June 12, 2008. The NYSE has authorized, upon official notice of issuance, the listing of the Trust Units offered hereunder.

        Sales of Trust Units, if any, under this Prospectus Supplement and the accompanying Prospectus may be made in negotiated transactions or transactions that are deemed to be "at the market offerings" as defined in Rule 415 under the Securities Act of 1933 (the "SECURITIES ACT") and "at the market distributions" as defined in National Instrument 44-102 - SHORT FORM PROSPECTUS DISTRIBUTIONS ("NI 44-102") ("at the market offerings" and "at the market distributions" being herein referred to as "AT THE MARKET DISTRIBUTIONS"), including sales made directly on the NYSE, any other existing trading market for the Trust Units or sales made to or through a market maker other than on an exchange. As a result, prices may vary as between purchasers and during the period of distribution. To the extent that the Trust sells Trust Units in other transactions that are deemed to be "at the market distributions" pursuant to one or more sales agreements with other agents, the number of Trust Units available for sale under this Prospectus Supplement will be reduced by the number of Trust Units sold by the other agents.

        CF&Co will be entitled to compensation equal to two and one-half percent (2.5%) of the gross sales price per Trust Unit for any Trust Units sold under the Sales Agreement (the "COMMISSION"). In connection with the sale of the Trust Units on the Trust's behalf, CF&Co may be deemed to be an "underwriter" within the meaning of the Securities Act, and the compensation of CF&Co may be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to CF&Co against certain liabilities, including liabilities under the Securities Act.

        No underwriter or dealer involved in an "at the market distribution", no affiliate of such an underwriter or dealer and no person acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, Trust Units in connection with the distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Trust Units.

        In connection with any distribution of the Trust Units, other than an "at the market distribution", the underwriters, if any, may allot or effect transactions which stabilize or maintain the market price of the Trust Units offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

                   IMPORTANT NOTICE ABOUT INFORMATION IN THIS
             PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

        This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Trust Units the Trust is offering and also adds to and updates certain information contained in the accompanying prospectus and the documents incorporated by reference. The second part, the accompanying prospectus dated May 12, 2006, gives more general information. The accompanying prospectus is referred to as the "Prospectus" in this Prospectus Supplement.

        YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS. THE TRUST HAS NOT, AND CF&CO HAS NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. THE TRUST IS NOT, AND CF&CO IS NOT, MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS, AS WELL AS INFORMATION THE TRUST PREVIOUSLY FILED WITH THE SEC AND WITH THE SECURITIES REGULATORY AUTHORITY IN EACH OF THE PROVINCES AND TERRITORIES OF CANADA THAT IS INCORPORATED BY REFERENCE, IS ACCURATE AS OF THEIR RESPECTIVE DATES ONLY. THE TRUST'S BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS AND THAT OF PRIMEWEST MAY HAVE CHANGED SINCE THOSE DATES.


                                     (ii)

                                                         TABLE OF CONTENTS

NOTE REGARDING FORWARD-LOOKING STATEMENTS...............S-1          CONSOLIDATED CAPITALIZATION OF THE TRUST................S-7
EXCHANGE RATE...........................................S-3          PLAN OF DISTRIBUTION....................................S-8
ADDITIONAL INFORMATION..................................S-4          CERTAIN INCOME TAX CONSIDERATIONS.......................S-9
DOCUMENTS INCORPORATED BY REFERENCE.....................S-5          LEGAL MATTERS..........................................S-18
RISK FACTORS............................................S-6          INTERESTS OF EXPERTS...................................S-18
RECENT DEVELOPMENTS.....................................S-6          AUDITORS, TRANSFER AGENT AND REGISTRAR.................S-18
USE OF PROCEEDS.........................................S-7          AUDITORS' CONSENT......................................S-20


                                              TABLE OF CONTENTS FOR BASE SHELF PROSPECTUS

NOTE REGARDING FORWARD-LOOKING STATEMENTS.................1          DESCRIPTION OF TRUST UNITS...............................16
PRESENTATION OF OUR FINANCIAL, RESERVE AND                           DESCRIPTION OF THE ROYALTY...............................17
   OTHER INFORMATION......................................3          PLAN OF DISTRIBUTION.....................................18
NON-GAAP MEASURES.........................................4          CASH DISTRIBUTIONS ON TRUST UNITS........................19
EXCHANGE RATE.............................................4          CERTAIN INCOME TAX CONSIDERATIONS........................19
ADDITIONAL INFORMATION....................................5          LEGAL MATTERS............................................20
ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES...............5          INTERESTS OF EXPERTS.....................................20
DOCUMENTS INCORPORATED BY REFERENCE.......................5          AUDITORS, TRANSFER AGENT AND REGISTRAR...................20
RISK FACTORS..............................................7          DOCUMENTS FILED AS PART OF THE REGISTRATION
PRIMEWEST ENERGY TRUST...................................15             STATEMENT.............................................20
USE OF PROCEEDS..........................................16          AUDITORS' CONSENT........................................21

                   NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This Prospectus Supplement and the documents incorporated by reference herein contain forward-looking statements with respect to the Trust, including forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.

        The use of any of the words "anticipate", "continue", "estimate", "expect", "forecast", "may", "will", "project", "should", "believe", "outlook" and similar expressions are intended to identify forward-looking statements. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking statements.

        The Trust and  PrimeWest  believe the  expectations  reflected in those forward-looking statements are reasonable. However, neither the Trust nor PrimeWest can assure you that these expectations will prove to be correct. You should not unduly rely on forward-looking statements included in, or incorporated by reference into, this Prospectus Supplement. These statements speak only as of the date of this Prospectus Supplement or as of the date specified in the documents incorporated by reference into this Prospectus Supplement, as the case may be.

        In  particular,   this   Prospectus   Supplement,   and  the  documents
incorporated by reference, contain forward-looking statements pertaining to the following:

o       The quantity and recoverability of the Trust's reserves;

o       The timing and amount of future production, including full year average
        daily   production  for  2006  of  39,000  to  40,000  barrels  of  oil equivalent;

o       Prices for oil, natural gas and natural gas liquids produced;

o       Operating and other costs;

o       Business strategies and plans of management;

o       Supply and demand for oil and natural gas;

o Expectations regarding the Trust's ability to raise capital and to add to the Trust's reserves through acquisitions and exploration and development;

o       The Trust's treatment under governmental regulatory regimes;

o The amount of our capital expenditures, including our forecast total capital expenditures for 2006 of $300 million, and the focus of capital expenditures on development activity rather than exploration;

o The sale, farming in, farming out or development of certain exploration properties using third-party resources;

o       The  objective  to  achieve  a   predictable   level  of  monthly  cash
        distributions;

o The intention of maintaining a payout ratio of distributions to cash flow from operations within any range;

o The use of development activity and acquisitions to replace and add to reserves;

o The impact of changes in oil and natural gas prices on cash flow after hedging;

o       Drilling plans;

o The existence, operations and strategy of the commodity price risk management program;

o The approximate and maximum amount of forward sales and hedging to be employed;

o The Trust's acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived therefrom;

o       The  impact  of  the  Canadian  federal  and  provincial   governmental
        regulations on the Trust relative to other oil and natural gas issuers of similar size;

o The goal to sustain or grow production and reserves through prudent management and acquisitions;

o       The emergence of accretive growth opportunities; and

o       The  Trust's   ability  to  benefit  from  the  combination  of  growth
        opportunities and the ability to grow through the capital markets.

        With respect to forward-looking statements contained in this Prospectus Supplement, including the documents incorporated herein by reference, the Trust and PrimeWest have made assumptions regarding, among other things:

o Future oil and natural gas prices and differentials between light, medium and heavy oil prices;

o       The cost of expanding the Trust's property holdings;

o The Trust's ability to obtain equipment in a timely manner to carry out development activities;

o The Trust's ability to market the Trust's oil and natural gas successfully to current and new customers;

o       The impact of increasing competition;

o       The Trust's ability to obtain financing on acceptable terms; and

o The Trust's ability to add production and reserves through the Trust's development and exploitation activities.

        The Trust's actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Prospectus Supplement and the Prospectus and the documents incorporated by reference in this Prospectus Supplement and the Prospectus:

o       Volatility in market prices for oil and natural gas;

o       The impact of weather conditions on seasonal demand;

o       Risks inherent in the Trust's oil and natural gas operations;

o       Uncertainties associated with estimating reserves;

o Competition for, among other things: capital, acquisitions of reserves, undeveloped lands and skilled personnel;

o       Incorrect assessments of the value of acquisitions;

o       Geological, technical, drilling and processing problems;

o       General economic conditions in Canada, the United States and globally;

o Industry conditions, including fluctuations in the price of oil and natural gas;

o Royalties payable in respect of the Trust's oil and natural gas production;

o Government regulation of the oil and natural gas industry, including environmental regulation;

o       Fluctuation in foreign exchange or interest rates;

o Unanticipated operating events that could reduce production or cause production to be shut-in or delayed;

o Failure to obtain industry partner and other third-party consents and approvals, when required;

o       Stock market volatility and market valuations;

o OPEC's ability to control production and balance global supply and demand of crude oil at desired price levels;

o Political uncertainty, including the risks of hostilities in the petroleum-producing regions of the world;

o       The need to obtain required approvals from regulatory authorities; and

o The other factors discussed under "Risk Factors" contained in the Prospectus.

        These factors should not be construed as exhaustive. The forward-looking statements contained in this Prospectus Supplement and the Prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement. The Trust and PrimeWest undertake no obligation to publicly update or revise any forward-looking statements.

                                 EXCHANGE RATE

        The following table sets out certain exchange rates based upon the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

The rates are set out as United States dollars per Cdn.$1.00 and are the inverse of the rates quoted by the Federal Reserve Bank of New York for Canadian dollars per U.S.$1.00.

                                 -----------------------------------------------         -----------------------------------
                                             Year Ended December 31,                         Three Months Ended March 31,
                                 -----------------------------------------------         -----------------------------------
                                    2003              2004               2005                 2005                 2006
                                 ----------        ----------         ----------         ------------          -------------
Low                                0.6349            0.7158             0.7872               0.7961               0.8528
High                               0.7738            0.8493             0.8690               0.8346               0.8834
Average(1)                         0.7205            0.7719             0.8282               0.8155               0.8660

Note:
(1) Average represents the average of the rates on the last day of each month.


        On July 27, 2006, the inverse of the noon buying rate quoted by the Federal Reserve Bank of New York for Canadian dollars was Cdn.$1.00 per U.S.$0.8814.

                            ADDITIONAL INFORMATION

        The Trust has filed with the SEC a registration statement on Form F-10 of which this Prospectus Supplement and the Prospectus forms a part. This Prospectus Supplement does not contain all the information set out in the registration statement. For further information about the Trust and the Trust Units, please refer to the registration statement. The Trust is subject to the information requirements of the United States SECURITIES EXCHANGE ACT OF 1934, as amended (the "EXCHANGE ACT") and applicable Canadian securities legislation, and in accordance therewith, the Trust files and furnishes reports and other information with the SEC and with the securities regulatory authorities of the provinces of Canada. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, the Trust generally may prepare these reports and other information in accordance with the disclosure requirements of Canada. These requirements are different from those of the United States. As a foreign private issuer, the Trust is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and PrimeWest's officers and directors, and those Unitholders holding 10% or more of the Trust Units, are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

        The reports and other information filed by the Trust with the SEC may be read and copied at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the same documents can also be obtained from the public reference room of the SEC in Washington by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a web site (www.sec.gov) that makes available reports and other information that the Trust files electronically with it, including the registration statement that the Trust has filed with respect to this offering.

        Copies of reports, statements and other information that the Trust files with the Canadian provincial securities regulatory authorities are electronically available from the Canadian System for Electronic Document Analysis and Retrieval (www.sedar.com), which is commonly known by the acronym "SEDAR". Reports and other information about the Trust are also available for inspection at the offices of the TSX.

        Words importing the singular number only include the plural, and VICE VERSA, and words importing any gender include all genders.

        All dollar amounts set forth in this Prospectus Supplement are in Canadian dollars, except where otherwise indicated.

        All financial information for the Trust is determined using Canadian GAAP. "U.S. GAAP" means generally accepted accounting principles that are in effect from time to time in the United States. For a discussion of the principal differences between the Trust's financial results as calculated under Canadian GAAP and under U.S. GAAP, you should refer to Note 20 of the Trust's audited financial statements for the year ended December 31, 2005 incorporated by reference in the Prospectus and included in the Trust's annual report on Form 40-F for the year ended December 31, 2005.

                      DOCUMENTS INCORPORATED BY REFERENCE

        This Prospectus Supplement is deemed, as of the date hereof, to be incorporated by reference into the Prospectus only for the purposes of the Trust Units offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the Prospectus and reference should be made to the Prospectus for full details. The material change report of the Trust dated July 14, 2006 relating to the indirect acquisition by the Trust of producing oil and gas assets located in Montana, North Dakota and Wyoming for approximately U.S.$300 million, which is not specifically listed in the Prospectus, and which is filed with the various provincial securities commissions or similar authorities in Canada, is specifically incorporated into and forms an integral part of this Prospectus Supplement.

        Any of the following documents, if filed by the Trust with the provincial securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and before the completion or withdrawal of any offering hereunder, are deemed to be incorporated by reference in this Prospectus Supplement:

(a)     material change reports (except confidential material change reports);

(b)     business acquisition reports;

(c)     comparative interim financial statements;

(d)     comparative   financial   statements  for  the  Trust's  most  recently
        completed financial year, together with the accompanying report of the auditor; and

(e)     information circulars.

        ANY STATEMENT CONTAINED IN THE PROSPECTUS, THIS PROSPECTUS SUPPLEMENT OR IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS FOR THE PURPOSES OF THE OFFERING SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED, FOR THE PURPOSES OF THE PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT, TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT WHICH ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE HEREIN MODIFIES OR SUPERSEDES SUCH STATEMENT. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE DOCUMENT THAT IT MODIFIES OR SUPERSEDES. THE MAKING OF A MODIFYING OR SUPERSEDING STATEMENT SHALL NOT BE DEEMED AN ADMISSION FOR ANY PURPOSES THAT THE MODIFIED OR SUPERSEDED STATEMENT, WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF A MATERIAL FACT OR AN OMISSION TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT CONSTITUTE A PART OF THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT, EXCEPT AS SO MODIFIED OR SUPERSEDED.

        To the extent that any document or information incorporated by reference into the Prospectus or this Prospectus Supplement is included in a report that is filed with or furnished to the SEC on Form 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-10 of which this Prospectus Supplement forms a part. In addition, if and to the extent indicated therein, we may incorporate by reference into the Prospectus and this Prospectus Supplement from documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act.

        The Trust maintains an Internet web site on the World Wide Web at www.primewestenergy.com. Information on the Trust's web site is not, and should not be deemed to be, part of this Prospectus Supplement or the Prospectus and is not being incorporated by reference herein.

        You may obtain any of the information identified above, and any items incorporated by reference into this Prospectus Supplement or the Prospectus, by writing or calling the Trust at the following address and telephone number:

        PrimeWest Energy Trust
        5100, 150 - 6th Avenue S.W.
        Calgary, Alberta, Canada, T2P 3Y7
        Attention:  Corporate Secretary

                                  RISK FACTORS

        An investment in the Trust Units is subject to a number of risks. In addition to the other information contained in this Prospectus Supplement and the accompanying Prospectus, prospective purchasers of the Trust Units should consider carefully the risk factors set forth under the heading "Risk Factors" beginning on page 7 of the accompanying Prospectus.

                              RECENT DEVELOPMENTS

        On June 24, 2006 PrimeWest announced that it had entered into an agreement to acquire, indirectly through a wholly-owned U.S. subsidiary, producing oil and gas assets located in Montana, North Dakota and Wyoming for total consideration of approximately U.S.$300 million (Cdn.$330 million using a Canadian to U.S. dollar exchange rate of 0.90) (the "ACQUISITION"). The Acquisition closed on July 6, 2006. To finance the Acquisition, PrimeWest utilized its existing credit lines plus a supplementary bridge credit facility of Cdn.$250 million. See "Consolidated Capitalization of the Trust".

        This Acquisition establishes a new operating area for PrimeWest within the Williston Basin, with significant secondary and tertiary development potential. Current production is approximately 3,200 barrels of oil equivalent ("BOE") per day. Approximately 94% of this production is crude oil, of which 80% is light crude oil produced primarily from the Mississippian and Devonian formations. Prior to the Acquisition, PrimeWest's production was weighting at 73% to natural gas and 27% to crude oil and other liquids. The Acquisition changed the weighting to 68% natural gas and 32% crude oil and other liquids.

        The properties are long-life assets with a reserve life index on a proved plus probable basis of 24.8 years and are therefore accretive to PrimeWest's total proved plus probable reserve life index, raising it from 11.2 years at the end of 2005, to 12.3 years. There are a number of infill drilling and waterflood optimization opportunities on these properties that comprise approximately 47,000 net acres of land. PrimeWest is the operator of the majority of the acquired properties and holds an average working interest of over 95%. Further highlights of the Acquisition are as follows:

o PrimeWest acquired approximately 3,200 BOE per day of production, of which 94% is crude oil and 6% is natural gas, representing an incremental 1,500 BOE per day on an annualized basis in 2006. Approximately 80% of the oil production is conventional light crude with an average 38-degree API and the remaining 20% has an average 20-degree API. PrimeWest now estimates that its full year total production for 2006 will be 39,000 to 40,000 BOE per day;

o approximately 20.4 million BOE of proved reserves and 28.9 million BOE of proved plus probable reserves were acquired based upon an independent engineering assessment completed by GLJ Petroleum Consultants Ltd. ("GLJ") under National Instrument 51-101 - STANDARDS OF DISCLOSURE FOR OIL AND GAS ACTIVITIES. Approximately two thirds of the reserves fall into the proved category and will require up to U.S.$100 million of additional future capital to fully develop;

o the major fields included in the Acquisition are Flat Lake, Dwyer and Goose Lake in Montana; Rival, Grenora, Alexander, Wiley, Glenburn and Sherwood in North Dakota; and Rocky Point in Wyoming. The most prolific field is Flat Lake, which is geologically similar to the producing fields found immediately north of the Canada/U.S. border in the Province of Saskatchewan;

o operating costs for the acquired assets for the balance of 2006 are estimated to be approximately Cdn.$11.50 per BOE;

o PrimeWest expects to invest approximately Cdn.$23 million of capital for the remainder of 2006. A number of drilling opportunities have already been identified, most of which are infill horizontal wells. Current well spacing on these properties ranges from 80 to 160 acres, making them relatively undeveloped when compared to similar pools in Saskatchewan. PrimeWest's total capital expenditures for 2006 are now forecast to be approximately Cdn.$300 million; and

o additional upside opportunities in the form of higher density infill drilling, waterflood optimization, and possible future enhanced oil recovery projects have been delineated, based on preliminary mapping by PrimeWest and a separate study conducted by an independent third party consultant. This upside would be in addition to the proved plus probable reserves identified by GLJ.

                                USE OF PROCEEDS

        The net proceeds from the Offering are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of Trust Units through CF&Co in an "at the market distribution" will represent the gross proceeds after deducting the Commission of two and one-half percent (2.5%) and the estimated expenses of the distribution. The net proceeds will be added to the general funds of the Trust and will be used for general business purposes, including to repay a portion of the indebtedness under PrimeWest's bank credit facility and/or bridge credit facility. See "Consolidated Capitalization of the Trust".

                   CONSOLIDATED CAPITALIZATION OF THE TRUST

        There have been no material changes in the in the unit or debt capitalization of the Trust since March 31, 2006, other than:

        (a) the lenders under the bank credit facility confirmed the borrowing base of PrimeWest at $650,000,000 and extended the revolving portion of the credit facility to June 2007;

        (b) PrimeWest completed a private placement of (pound)63,000,000 of senior secured notes due June 14, 2016 (the "U.K. NOTES"), bearing interest at an effective rate of 5.93% per annum. The net proceeds of this placement were used to repay a portion of the indebtedness under PrimeWest's bank credit facility. The amount of credit available under PrimeWest's revolving term loan portion of the bank credit facility was correspondingly reduced to $340,500,000, of which $123,000,000 (including letters of credit in the amount of $6,712,000) was drawn as at June 30, 2006. The holder of the UK Notes share on a PARI PASSU basis the security interests previously provided to a collateral agent for the benefit of the lenders under the bank credit facility and the holders of the U.S. $125,000,000 senior secured notes. The U.K. Notes are a legal obligation of PrimeWest and are guaranteed by the Trust; and

        (c) PrimeWest has refinanced its bank credit facilities, including the credit facility made available to a U.S. subsidiary of PrimeWest in connection with the completion of the Acquisition. PrimeWest, the Trust and the U.S. subsidiary now have bank credit facilities available to them in the aggregate amount of $625,500,000, which include a bridge facility in the amount of $150,000,000. The bridge facility matures on April 26, 2007. All amounts outstanding under the bank credit facilities are secured by a charge over all of the assets of PrimeWest, the Trust and its subsidiaries. The bank credit facilities, other than the bridge facility (collectively, the "REVOLVING FACILITIES"), revolve until June 30, 2007, at which time the lenders may extend the revolving period for a further 364 days or convert the Revolving Facilities to a term facility. If the lenders convert the Revolving Facilities to a term facility,
                60% of the aggregate principal amount of the Revolving Facilities shall be repayable on the date that is one year after the date of conversion, and the remaining 40% of that aggregate principal amount shall be repayable on the date that is two years after the date of conversion. The next review of the borrowing base is to take place on November 30, 2006, unless PrimeWest has repaid the bridge facility by that time, in which case the next review of the borrowing base is to take place on May 31, 2007 and annually thereafter.

                              PLAN OF DISTRIBUTION

        Subject to the terms and conditions of the Sales Agreement and upon written instructions from the Trust, CF&Co will use its commercially reasonable efforts consistent with its sales and trading practices, to solicit offers to purchase the Trust Units. CF&Co's solicitation will continue until the Trust instructs CF&Co to suspend the solicitations and offers. The Trust will instruct CF&Co as to the amount of Trust Units to be sold by CF&Co. The Trust or CF&Co may suspend the offering of Trust Units upon proper notice and subject to other conditions.

        CF&Co will provide written confirmation to the Trust no later than the opening of the trading day on the NYSE following the trading day in which Trust Units are sold under the Sales Agreement. Each confirmation will include the number of Trust Units sold on the preceding day, the prices at which such Trust Units were sold, the gross proceeds to the Trust, the aggregate Commission payable by the Trust to CF&Co in connection with the sales and the net proceeds payable to the Trust.

        The Trust will pay CF&Co a Commission for its services in acting as agent in the sale of Trust Units. CF&Co will be entitled to compensation equal to two and one-half percent (2.5%) of the gross sales price per Trust Unit of any Trust Units sold under the Sales Agreement. The Trust estimates that the total expenses that it will incur for the Offering, excluding compensation payable to CF&Co under the terms of the Sales Agreement, will be approximately $100,000.

        Settlement for sales of Trust Units will occur on the third business day following the date on which any sales are made, or on such other date as is industry practice for regular-way trading, in return for payment of the net proceeds to the Trust. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

        In connection with the sale of the Trust Units on the Trust's behalf, CF&Co may, and will with respect to sales effected in an "at the market distribution", be deemed to be an "underwriter" within the meaning of the Securities Act, and the compensation of CF&Co may be deemed to be underwriting commissions or discounts. The Trust has agreed to provide indemnification and contribution to CF&Co against certain civil liabilities, including liabilities under the Securities Act.

        The offering of Trust Units pursuant to the Sales Agreement will terminate upon the earlier of (1) the sale of all Trust Units subject to the agreement by CF&Co or (2) termination of the Sales Agreement. The Sales
Agreement may be terminated by the Trust in its sole discretion at any time following a period of three months from the date of the Sales Agreement by giving notice to CF&Co. CF&Co may terminate the Sales Agreement under the circumstances specified in the Sales Agreement and in its sole discretion at any time following a period of three months from the date of the Sales Agreement by giving notice to the Trust and PrimeWest.

        No underwriter or dealer involved in an "at the market distribution", no affiliate of such an underwriter or dealer and no person acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, Trust Units in connection with the distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Trust Units.

        The TSX has conditionally approved the listing of the Trust Units offered by this Prospectus Supplement. Listing is subject to the Trust fulfilling all of the requirements of the TSX on or before June 12, 2008. The NYSE has authorized, upon official notice of issuance, the listing of the Trust Units offered hereunder.

                       CERTAIN INCOME TAX CONSIDERATIONS

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        In the opinion of Stikeman Elliott LLP ("COUNSEL"), the following summary fairly describes the principal Canadian federal income tax considerations pursuant to the Tax Act and the regulations thereunder (the "REGULATIONS") generally applicable to a subscriber who acquires Trust Units pursuant to the Offering and who, for purposes of the Tax Act, holds the Trust Units offered hereby as capital property and deals at arm's length, and is not affiliated, with the Trust. Generally, the Trust Units will be considered to be capital property to a holder provided the holder does not hold the Trust Units in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain Canadian resident holders who might not otherwise be considered to hold their Trust Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. A holder who is considering making such election should first consult his or her own tax advisor. This summary is not applicable to: (i) a holder that is a "financial institution", as defined in the Tax Act for purposes of the mark-to-market rules; or (ii) a holder an interest in which would be a "tax shelter investment" as defined in the Tax Act. Any such holder should consult its own tax advisor with respect to an investment in the Trust Units.

        This summary is based upon the provisions of the Tax Act and the Regulations in force as of the date hereof, all specific proposals to amend the Tax Act and the Regulations that have been publicly announced by or on behalf of the federal Minister of Finance prior to the date hereof (the "PROPOSED AMENDMENTS"), and Counsel's understanding of the current published administrative practices of the Canada Revenue Agency ("CRA"). Except for the Proposed Amendments, this summary does not take into account or anticipate changes in the income tax law, whether by legislative, governmental or judicial action, nor any changes in the administrative practices of the CRA. This summary is not exhaustive of all Canadian federal income tax considerations nor does it take into account any provincial, territorial or foreign tax considerations arising from the acquisition, ownership or disposition of the Trust Units. Except as otherwise indicated, this summary is based on the assumption that all transactions described herein occur at fair market value.

        THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PROSPECTIVE HOLDER OF TRUST UNITS, AND NO REPRESENTATIONS WITH RESPECT TO THE INCOME TAX CONSEQUENCES TO ANY PROSPECTIVE HOLDER ARE MADE. CONSEQUENTLY, PROSPECTIVE HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

Status of the Trust

        Based on representations of PrimeWest, the Trust presently qualifies as a "mutual fund trust" as defined in the Tax Act, and this summary assumes that the Trust will so qualify on the date of the closing of this offering and continuously thereafter for the duration of its existence. In the event that the Trust were not to qualify as a mutual fund trust, the income tax considerations would in some respects be materially different from those described below.

Taxation of the Trust

        The Trust is subject to taxation in each taxation year on its income for the year, including net realized taxable capital gains, less the portion thereof that it claims in respect of amounts paid or payable to Unitholders in the year. The taxation year of the Trust is the calendar year.

        The Trust is required to include in its income for each taxation year all amounts in respect of the Royalty, including any amounts subject to set-off in respect of any Crown charges reimbursed by it to PrimeWest in that year. The Trust is also required to include in its income for each taxation year all interest that accrues to it to the end of the year, or becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding taxation year. Provided that appropriate designations are made by the Trust, all dividends from taxable Canadian corporations which would otherwise be included in its income as dividends received on shares owned by the Trust, including the shares of PrimeWest, will be deemed to have been received by Unitholders and not to have been received by the Trust.

        In computing its income the Trust may deduct reasonable administrative, interest and other expenses incurred to earn income and may amortize over a five year period the underwriting fees and other expenses of this offering and any previous offering. The Trust may also deduct, in computing its income for a year, an amount not exceeding 10% of any positive balance of its cumulative Canadian oil and gas property expense ("COGPE") account at the end of that year. The cost of acquiring the Royalty was added to the Trust's cumulative COGPE account, and, assuming the Royalty qualifies as a "Canadian resource property" within the meaning of the Tax Act, any amount that the Trust has been or will be required, pursuant to the terms of the Royalty, to pay in a year in respect of additional Canadian resource properties acquired by PrimeWest has been or will be added to the cumulative COGPE account of the Trust. An amount that becomes receivable by the Trust in a year as a result of a sale of a property by PrimeWest and the release of the Royalty relating to that property, will be required to be deducted in computing the Trust's cumulative COGPE account. If the balance of the cumulative COGPE of the Trust at the end of a particular taxation year after all additions and deductions for that year have been made would otherwise be a negative amount, the negative amount will be included in the Trust's income for the year.

        In accordance with the Regulations, the Trust may deduct in computing its income for a year a resource allowance equal to a specified percentage of its "adjusted resource profits". Generally, the Trust's adjusted resource profits are equal to its income from the Royalty less amounts deducted in computing its income other than deductions in respect of its cumulative COGPE, interest expense or any amount deducted in respect of distributions to Unitholders. The resource allowance is being phased out over a five-year period that commenced in 2003. In 2006, the amount that may be deducted in respect of the Trust's resource allowance is 8.75% of the Trust's adjusted resource profits. That percentage will be reduced to 0% in 2007.

        Prior to 2003, the Trust could not deduct Crown charges reimbursed by it to PrimeWest in respect of the Royalty. After 2002, Crown charges that were previously not deductible are deductible. This deduction is being phased in over the same five-year period over which the resource allowance is being phased out. In 2006, 65% of Crown charges are deductible. That percentage will increase to 100% in 2007.

        Prior to full phase-out of the deduction for the resource allowance and full phase-in of the deduction for Crown charges, the excess, if any, of non-deductible reimbursed Crown charges over the resource allowance deductible by the Trust in the year is deemed to be an amount that has become payable to the Unitholders, to the extent designated by the Trust. Counsel understands that the Trust has designated and will continue to designate the full amount of any such excess annually in respect of the Unitholders.

        Where the Trust distributes property of the Trust to a Unitholder on a redemption of Trust Units, the Trust will be deemed to receive proceeds of disposition equal to the fair market value of such property at that time, and such distribution may give rise to income or capital gains to the Trust. The Trust will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net taxable capital gains by an amount determined under the Tax Act based on the redemption or retraction of Trust Units during the year (the "CAPITAL GAINS REFUND"). The Capital Gains Refund in a particular year may not completely offset the Trust's tax liability for such taxation year which may arise upon distributions of property in connection with the redemption of Trust Units. The Declaration of Trust accordingly provides that income of the Trust which is required to satisfy any tax liability on the part of the Trust shall not be payable to Unitholders.

        The Trust may deduct amounts which become payable by it to Unitholders in the year, to the extent that the Trust has net income for the year after the inclusions and deductions outlined above. An amount will be considered to have become payable to a Unitholder in a taxation year only if it is paid in the year by the Trust to the Unitholder or the Unitholder is entitled in that year to enforce payment of the amount. The terms of the Declaration of Trust generally provide that all income of the Trust for a taxation year net of the Trust's expenses will be paid or made payable to Unitholders in the year.
Therefore, as a result of such deduction from income and the Trust's entitlement to a Capital Gains Refund it is anticipated that the Trust generally will not have any taxable income for the purposes of the Tax Act. In order to utilize losses from prior taxation years, the Trust may claim as a deduction an amount that is less than the amount of its income that is paid or payable to Unitholders in the year if it designates such amount not to have been paid or become payable to the Unitholders.

Taxation of Unitholders Resident in Canada

        The following summary is applicable to Unitholders who are or are deemed to be resident in Canada for purposes of the Tax Act.

        A Unitholder will generally be required to include in computing income for a particular taxation year the portion of the net income of the Trust that is paid or becomes payable to the Unitholder in that particular taxation year, whether or not the amount is actually paid to the Unitholder in that year or reinvested in additional Trust Units. An amount will be considered to have become payable to a Unitholder in a taxation year if the Unitholder is entitled in the year to enforce payment of the amount. For the purposes of the Tax Act, income of a Unitholder from the Trust Units will be considered to be income from property and not resource income. Any deduction or loss of the Trust for purposes of the Tax Act cannot be allocated to, or treated as a deduction or loss of, a Unitholder. The Trust will provide Unitholders with the relevant information required for completion of their Canadian income tax returns at the relevant time.

        Provided that appropriate designations are made by the Trust, such portions of its net taxable capital gains and taxable dividends from taxable Canadian corporations as are paid or payable to a Unitholder will effectively retain their character as taxable capital gains and taxable dividends, respectively, and be treated as such in the hands of the Unitholder for purposes of the Tax Act.

        Any amount paid or payable by the Trust to Unitholders in excess of the income of the Trust and the non-taxable portion of capital gains made payable to Unitholders in a year generally will not be included in the income of the Unitholders but will reduce the adjusted cost base to Unitholders of the Trust Units. The non-taxable portion of capital gains realized by the Trust that is paid or made payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year and will not reduce the adjusted cost base to the Unitholder of the Trust Units. To the extent that the adjusted cost base of Trust Units would otherwise be less than zero, that negative amount will be treated as a capital gain realized by the Unitholder from the disposition of Trust Units and the Unitholder's adjusted cost base will be increased by the amount of such deemed capital gain.

        The cost to a Unitholder of Trust Units acquired pursuant to this Offering will equal the purchase price of the Trust Units plus the amount of any other reasonable costs incurred in connection therewith. This cost will be averaged with the adjusted cost base of all other Trust Units held by the Unitholder at that time as capital property to determine the adjusted cost base to the Unitholder of each Trust Unit.

        Upon the disposition or deemed disposition by a Unitholder of a Trust Unit, whether on a redemption or otherwise, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the Trust Unit and any reasonable costs associated with the disposition. Where Trust Units are redeemed and property of the Trust, including a portion of the Royalty, is distributed IN SPECIE to a Unitholder on the redemption, the proceeds of disposition to the Unitholder of the Trust Units will generally be equal to the fair market value of the property so distributed less the amount of any income or capital gain realized by the Trust on the distribution of such property, other than on the distribution of the portion of the Royalty. The cost to a Unitholder of any property distributed to the Unitholder on a redemption of Trust Units will generally be equal to the fair market value of such property at the time of the distribution. Where notes are distributed to a Unitholder on the redemption of a Trust Unit, holders of notes generally will be required to include in income interest that is received or receivable or that accrues (depending on the status of the Unitholder as an individual, corporation or trust) on the notes.

        Generally, one-half of any capital gain (a "TAXABLE CAPITAL GAIN") realized by a Unitholder in a taxation year must be included in the Unitholder's income for the year, and one-half of any capital loss (an "ALLOWABLE CAPITAL LOSS") realized by a Unitholder in a taxation year must be deducted from taxable capital gains realized by the Unitholder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act. Where the Unitholder is a corporation, any capital loss realized on the disposition of a Trust Unit will generally be reduced by the amount of any taxable dividends that were designated by the Trust in respect of the corporation and were deductible by the corporation in computing its taxable income. Similar rules apply where the Unitholder is a partnership or a trust.

        Taxable capital gains realized by a Unitholder who is an individual may give rise to "alternative minimum tax" depending on the Unitholder's particular circumstances. A Unitholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains and certain income from the Trust.

Taxation of Unitholders Not Resident in Canada

        The following summary is applicable to Unitholders who are not resident or deemed to be resident in Canada for purposes of the Tax Act.

        Any  distribution  of income of the  Trust to a  Unitholder  who is not resident or deemed to be resident in Canada will generally be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of a tax treaty between Canada and the Unitholder's jurisdiction of residence. A Unitholder resident in the United States who is entitled to claim the benefit of the Canada-US Tax Convention will be entitled to have the rate of withholding reduced to 15% of the amount of any income distributed. The Trust is also obligated to withhold on all capital distributions to non-residents at the rate of 15%, including on any amount distributed to a non-resident holder on a redemption of Trust Units that is not subject to the 25% withholding tax referred to above. Where a non-resident sustains a capital loss on a disposition of Trust Units such loss may reduce the non-resident's tax liability in respect of capital distributions.

        A disposition or deemed disposition of a Trust Unit, whether on redemption or otherwise, will not give rise to any capital gains subject to tax under the Tax Act to a holder who is not resident or deemed to be resident in Canada provided the Trust Units are not "taxable Canadian property" of the holder for the purposes of the Tax

Act. Trust Units will not be considered to be taxable Canadian property to a non-resident holder unless: (a) the holder holds or uses, or is deemed to hold or use, the Trust Units in the course of carrying on business in Canada; (b) the Trust Units are "designated insurance property" of the holder for purposes of the Tax Act; (c) at any time during the 60 month period immediately preceding the disposition of the Trust Units the holder, persons with whom the holder does not deal at arm's length (within the meaning of the Tax Act) or the holder together with such persons owned 25% or more of the issued Trust Units; or (d) the Trust is not a mutual fund trust for the purposes of the Tax Act on the date of the disposition.

        Interest paid or credited on notes to a non-resident Unitholder who receives such notes on a redemption of Trust Units will be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under the provisions of an applicable tax treaty. A Unitholder resident in the United States who is entitled to claim the benefit of the Canada-US Tax Convention generally will be entitled to have the rate of withholding reduced to 10% of the amount of such interest.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following is a general summary of certain material anticipated U.S. federal income tax consequences to a U.S. Unitholder, as defined below, of the ownership or disposition of Trust Units to which this Prospectus Supplement pertains. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the "CODE"), Treasury regulations promulgated under the Code, administrative pronouncements or practices, judicial decisions, the Income Tax Convention between the U.S. and Canada, as well as certain representations made by the Trust, all as of the date hereof. Future legislative, judicial, or administrative modifications, revocations, or interpretations, which may or may not be retroactive, or the failure of any factual representation to be true, correct, and complete in all material respects, may result in U.S. federal income tax consequences significantly different from those discussed herein. This discussion is not binding on the U.S. Internal Revenue Service (the "IRS"). No ruling has been or will be sought or obtained from the IRS with respect to any of the U.S. federal tax consequences discussed herein. There can be no assurance that the IRS will not challenge any of the conclusions described herein or that a U.S. court will not sustain such a challenge.

        This discussion does not address any U.S. federal alternative minimum tax; U.S. federal estate, gift, or other non-income tax; or any state, local, or non-U.S. tax consequences of the ownership or disposition of Trust Units. In addition, this discussion does not address the U.S. federal income tax consequences to U.S. Unitholders subject to special rules, including U.S. Unitholders that (i) are banks, financial institutions, or insurance companies,
(ii) are regulated investment companies or real estate investment trusts, (iii) are brokers, dealers, or traders in securities or currencies, (iv) are tax-exempt organizations, (v) hold Trust Units as part of hedges, straddles, constructive sales, conversion transactions, or other integrated investments,
(vi) acquire Trust Units as compensation for services or through the exercise or cancellation of employee stock options or warrants, (vii) have a functional currency other than the U.S. dollar, or (viii) own or have owned directly, indirectly, or constructively 10% or more of all classes of stock or trust units entitled to vote.

        As used herein, "U.S. UNITHOLDER" means a holder of Trust Units that is for U.S. federal income tax purposes (i) a citizen or resident of the U.S.,
(ii) a corporation (or other entity taxable as a corporation for U.S. federal tax purposes) organized under the laws of the U.S. or any political subdivision thereof, including the States and the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust that (a) is subject to the primary jurisdiction of a court within the U.S. and for which one or more U.S. persons have authority to control all substantial decisions or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. If a pass-through entity, including a partnership or other entity taxable as a partnership for U.S. federal tax purposes, holds Trust Units, the U.S. federal income tax treatment of an owner or partner generally will depend on the status of such owner or partner and on the activities of the pass-through entity. A U.S. person that is an owner or partner of a pass-through entity holding Trust Units is urged to consult its own tax advisor.

        This discussion assumes that Trust Units are held as capital assets, within the meaning of the Code, in the hands of a U.S. Unitholder at all relevant times.

U.S. UNITHOLDERS AND ALL OTHER HOLDERS OF TRUST UNITS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE NON-TAX CONSEQUENCES OF THE OWNERSHIP OR DISPOSITION OF TRUST UNITS AND THE NON-U.S., U.S. FEDERAL, STATE, LOCAL, OR OTHER TAXING JURISDICTION CONSEQUENCES OF THE OWNERSHIP OR DISPOSITION OF TRUST UNITS THAT ARE RELEVANT TO THEM AND THEIR PARTICULAR CIRCUMSTANCES.

Classification as a Corporation

        Although the Trust is organized as an unincorporated open-end investment trust under Canadian law, the Trust is classified as a corporation for U.S. federal income tax purposes under current Treasury regulations. Accordingly, Trust Units will be treated as shares of stock of a non-U.S. corporation for U.S. federal tax purposes. The discussion below reflects this classification and employs terminology consistent with this classification, including references to "dividends" and "earnings and profits".

Ownership or Disposition of Trust Units

        The U.S. federal income tax consequences to a U.S. Unitholder of the ownership or disposition of Trust Units will depend to a significant extent on whether or not the Trust will be a passive foreign investment company ("PFIC") during such U.S. Unitholder's holding period in its Trust Units.

Determining Passive Foreign Investment Company Status

        For U.S. federal income tax purposes, a non-U.S. corporation is a PFIC for each taxable year in which either:

(a)     at least 75% of its gross income is passive income (the "INCOME TEST");
        or

(b) at least 50% of the average value of its assets, generally measured by fair market value, are assets that either produce or are held for the production of passive income (the "ASSET TEST").

        In determining whether or not it is a PFIC, the Trust is required to take into account its pro rata portion of the income and assets of each entity treated as a corporation for U.S. federal tax purposes in which the Trust owns, directly or indirectly, at least a 25% interest (measured by value). Also, for purposes of the income test and the asset test, passive income does not include any income that is interest, a dividend or a rent or royalty, which is received or accrued from a related person to the extent that such income is properly allocable to income of the related person that is not passive income.

        For purposes of the PFIC rules, passive income includes net gains from some commodities transactions, including some transactions involving oil and gas. For this purpose, net gains from commodities transactions will not be included in passive income for purposes of the PFIC rules if (i) they are active business gains or losses from the sale of commodities and (ii) substantially all of the corporation's commodities are stock in trade or inventory of the corporation, property used in the trade or business of the corporation, or supplies used in the ordinary course of a trade or business of the corporation.

        Under these rules and definitions, the Trust believes that neither the Trust nor PrimeWest was a PFIC in 2005, and the Trust expects that neither the Trust nor PrimeWest will be PFICs in 2006 or any subsequent year. PFIC status is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually. Consequently, the Trust can provide no assurance that the Trust or

PrimeWest will not be a PFIC in 2006 or any subsequent year. A U.S. Unitholder is urged to consult its own tax advisor regarding the consequences of the Trust being a PFIC in 2006 or any subsequent year.

        Tax Consequences if the Trust Is Not and Does Not Become a PFIC During Your Holding Period

        DIVIDENDS

        If the  Trust  is  not  and  does  not  become  a  PFIC  during  a U.S.
Unitholder's holding period in its Trust Units and the Trust makes a distribution with respect to Trust Units, such U.S. Unitholder will be required to include in gross income as ordinary income the gross amount of such distribution, to the extent that such distribution does not exceed the Trust's current or accumulated earnings and profits as determined under U.S. federal income tax principles (a "DIVIDEND"). Dividends will not be eligible for the dividends-received deduction generally allowed to corporations on dividends received from a domestic corporation. A distribution in excess of the Trust's current and accumulated earnings and profits will first be treated as a tax-free return of capital to the extent of a U.S. Unitholder's adjusted tax basis in its Trust Units and will be applied against and reduce that basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of the Trust Units). To the extent that the distribution exceeds the U.S. Unitholder's adjusted tax basis, the excess will be gain from a sale or exchange of the Trust Units.

        If Trust Units are readily tradeable on an established U.S. securities market, within the meaning of the Code, or if the Trust is eligible for benefits under the Tax Convention, then a distribution on Trust Units received by a non-corporate U.S. Unitholder before January 1, 2011 may be "qualified dividend income" to such U.S. Unitholder if the Trust is not a PFIC during either the tax year in which the distribution occurs or the preceding tax year. If certain holding period and other requirements are met, qualified dividend income is subject to a maximum rate of U.S. federal income tax of fifteen percent (15%) to a U.S. Unitholder that is not a corporation.

        Foreign Tax Credits

        Any foreign income tax withheld with respect to a dividend on Trust Units, subject to a number of complex limitations (including special limitations to coordinate with the qualified dividend income rules described above), may be claimed as a foreign tax credit against a U.S. Unitholder's U.S. federal income tax liability or may be claimed as a deduction for U.S. federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, a dividend paid with respect to Trust Units generally will be "passive income" or, in the case of certain U.S. Unitholders, "financial services income" for taxable years beginning before January 1, 2007. For taxable years beginning after December 31, 2006, a dividend will be "passive category income" or "general category income" for purposes of computing the foreign tax credit allowable to a U.S. Unitholder. A U.S. Unitholder is urged to consult its own tax advisor regarding the availability of the foreign tax credit.

        Foreign Currency Gain or Loss

        A taxable dividend with respect to Trust Unit paid in Canadian dollars will be included in the gross income of a U.S. Unitholder as translated into U.S. dollars by reference to the exchange rate in effect on the day such dividend is received by such U.S. Unitholder regardless of whether the Canadian dollars are converted into U.S. dollars at that time. A U.S. Unitholder paid in Canadian dollars that converts Canadian dollars into U.S. dollars at a conversion rate other than the rate in effect on the day of the dividend distribution may have a foreign currency exchange gain or loss that would be treated as U.S. source ordinary income or loss. A U.S. Unitholders is urged to consult its own tax advisor concerning the U.S. federal tax consequences of acquiring, holding, or disposing of Canadian dollars.

        SALE, EXCHANGE, OR OTHER TAXABLE DISPOSITION OF OUR TRUST UNITS

        If the Trust is not and does not become a PFIC during a U.S. Unitholder's holding period in its Trust Units, such U.S. Unitholder generally will recognize gain or loss on the sale, exchange, or other taxable disposition of any of its Trust Units in an amount equal to the difference between (a) the amount of cash and the fair market value of any property received and (b) its adjusted tax basis in the Trust Units. Any gain or loss will be long-term capital gain or loss if, on the date of the sale, exchange, or other taxable disposition, the U.S. Unitholder's holding period exceeds one year. Any gain or loss realized by a U.S. Unitholder on the sale, exchange, or other taxable disposition of any of its Trust Units generally will be treated as having a U.S. source for U.S. foreign tax credit purposes.

        Foreign Currency Gains

        In the case of a cash basis U.S. Unitholder that receives Canadian dollars or any other foreign currency in connection with a sale, exchange, or other disposition of Trust Unit, the amount realized will be based on the U.S. dollar value of the foreign currency received with respect to the Trust Units as determined on the settlement date of the sale or exchange. An accrual basis U.S. Unitholder may elect the same treatment required of a cash basis taxpayer with respect to a sale or exchange of Trust Units, provided that such election is applied consistently from year to year. This election may not be changed without the consent of the IRS. If an accrual basis U.S. Unitholder does not elect to be treated as a cash basis taxpayer, such U.S. Unitholder may have a foreign currency gain or loss for U.S. federal income tax purposes because of any difference between the U.S. dollar value of the currency received prevailing on the date of the sale or exchange of the Trust Units and the date of payment. This currency gain or loss would be treated as ordinary income or loss and would be in addition to any gain or loss recognized by that U.S. Unitholder on the sale, exchange or other disposition of the Trust Units.

Tax Consequences if the Trust Were to Become a PFIC During Your Holding Period

        If the Trust were to become a PFIC during a U.S. Unitholder's holding period in its Trust Units and such U.S. Unitholder has not timely made a "qualified electing fund" election or a mark-to-market election (both as described below), such U.S. Unitholder generally would be subject to special rules with respect to any "excess distribution" (as defined below) and any gain realized on the sale or other disposition of Trust Units. Under these rules:

(a) the excess distribution or gain would be allocated ratably over a U.S. Unitholder's holding period;

(b) the amount allocated to the current taxable year and any year prior to the first year in a U.S. Unitholder's holding period in which the Trust became a PFIC would be taxed as ordinary income in the current year;

(c) the amount allocated to each of the other taxable years would be subject to tax at the highest ordinary income rate of tax in effect for the applicable class of taxpayer for that year; and

(d) an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each of the other taxable years.

        An "excess distribution", in general, is any distribution on Trust Units received in a taxable year by a U.S. Unitholder that exceeds 125% of the average annual distributions received by such U.S. Unitholder in the three preceding taxable years or, if shorter, such U.S. Unitholder's holding period in its Trust Units. A distribution will not be treated as an excess distribution for the taxable year during which a U.S. Unitholder's holding period in its Trust Units begins. A distribution received by a U.S. Unitholder that is not an excess distribution will be taxable under the rules described above in "TAX CONSEQUENCES IF THE TRUST IS NOT AND DOES NOT BECOME A PFIC DURING YOUR HOLDING PERIOD - DIVIDENDS".

        For purposes of the PFIC rules, if the Trust were to become a PFIC during a U.S. Unitholder's holding period in its Trust Units, such U.S. Unitholder would be deemed to own an interest in any PFIC owned directly or indirectly by the Trust. Accordingly, if the Trust and PrimeWest both were PFICs, a U.S. Unitholder would be deemed to own an interest in PrimeWest for purposes of the PFIC rules. If, as a result of this rule, a U.S. Unitholder is treated as owning stock of PrimeWest, such U.S. Unitholder may be subject to the excess distribution rules on:

(a) a distribution with respect to the indirectly owned stock by PrimeWest to the Trust,

(b)     a disposition of the indirectly owned PrimeWest stock by the Trust, and

(c) a disposition of Trust Units by the U.S. Unitholder that reduces or terminates the U.S. Unitholder's indirect ownership of PrimeWest stock.

        All or a portion of any tax withheld by Canadian taxing authorities with respect to an excess distribution on Trust Units may be eligible for foreign tax credits, subject to complex limitations described above in "TAX CONSEQUENCES IF THE TRUST IS NOT AND DOES NOT BECOME A PFIC DURING YOUR HOLDING PERIOD - DIVIDENDS - FOREIGN TAX CREDITS", including additional special limitations under the excess distribution rules. Because of the complexity of these limitations, a U.S. Unitholder is urged to consult its own tax advisor with respect to any amount of foreign taxes that may be claimed as a credit.

        A U.S. Unitholder that holds "marketable stock" in a PFIC may avoid the imposition of the additional tax and interest rules described above by making a mark-to-market election in the first year of it holding period in such PFIC's stock. The Trust believes that Trust Units are "marketable stock" for purposes of the mark-to-market election. If a U.S. Unitholder makes a timely mark-to-market election with respect to Trust Units that it owns at the close of its taxable year, such electing U.S. Unitholder will include as ordinary income in that taxable year any excess of the fair market value of its Trust Units as of the close of such year over its adjusted tax basis in the Trust Units. An electing U.S. Unitholder's tax basis in its Trust Units will be adjusted to reflect any such income or loss. Any gain or loss on the sale of Trust Units will be ordinary income or loss, except that any loss will be ordinary loss only to the extent of the previously included net mark-to-market gain. An election to mark-to-market applies to the year for which the election is made and subsequent years unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election. If the Trust ceases to be a PFIC, a U.S. Unitholder that has marked its Trust Units to market will not include mark-to-market gain or loss with respect to its Trust Units for any taxable year that the Trust is not a PFIC, and if the Trust again becomes a PFIC in a taxable year after a year in which it is not treated as a PFIC, a U.S. Unitholder's original mark-to-market election, unless revoked or terminated, continues to apply and such U.S. Unitholder must include any mark-to-market gain or loss in such year.

        The mark-to-market rules do not appear to prevent the application of the excess distribution rules in respect of stock in PrimeWest that also is a PFIC. If the Trust were a PFIC and PrimeWest also were a PFIC, a U.S. Unitholder would be deemed to own an interest in PrimeWest for purposes of the PFIC rules. Accordingly, if the Trust and PrimeWest were PFICs, and a U.S. Unitholder made a mark-to-market election with respect to the Trust, such U.S. Unitholder may remain subject to the excess distribution rules described above with respect to its indirectly owned stock in PrimeWest.

        If a U.S. Unitholder were able to make a timely "qualified electing fund" election (a "QEF ELECTION"), such U.S. Unitholder may avoid the additional tax and interest rules described above and instead would be required to include in gross income each year such U.S. Unitholder's pro rata share of the Trust's ordinary earnings and net capital gains, if any. Generally, in order to avoid taxation under the excess distribution rules, a QEF election must be made in a timely filed U.S. federal income tax return of a U.S. Unitholder for the first taxable year of such U.S. Unitholder during which the Trust was (at any time) a PFIC. A QEF election cannot, however, be validly made unless the Trust were to provide certain U.S. tax basis information and meet certain other requirements.

Therefore, the Trust can provide no assurance that a U.S. Unitholder will be able to make a timely QEF election even if the Trust were to become a PFIC during such U.S. Unitholder's holding period.

        A U.S. Unitholder is urged to consult its own tax advisor regarding the consequences in the event that the Trust were to become a PFIC and regarding the availability and the consequences of a QEF or mark-to-market election.

United States Information Reporting and Backup Withholding

        Under some circumstances, a U.S. Unitholder may be subject to U.S. information reporting and backup withholding tax on distributions paid on, or proceeds from the disposition of, Trust Units. Information reporting and backup withholding will not apply, however, to a U.S. Unitholder that is a corporation or is otherwise exempt from information reporting and backup withholding and, when required, demonstrates this fact. Backup withholding also will not apply to a U.S. Unitholder that furnishes a correct taxpayer identification number and certifies on a Form W-9 or successor form, under penalty of perjury, that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Unitholder that fails to provide the correct taxpayer identification number on Form W-9 or successor form may be subject to penalties imposed by the IRS. Backup withholding, currently at a 28% rate, is not an additional tax, and any amount withheld under these rules will be allowed as a refund or credit against a U.S. Unitholder's U.S. federal income tax liability if the required information is furnished to the IRS.

                                 LEGAL MATTERS

        Certain legal matters relating to Canadian law in connection with the Trust Units offered hereby will be passed upon on behalf of the Trust by Stikeman Elliott LLP, Calgary, Alberta. Certain legal matters relating to United States law in connection with the Trust Units offered hereby will be passed upon on behalf of the Trust by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York and on behalf of CF&Co by DLA Piper Rudnick Gray Cary US LLP, New York, New York.

                             INTERESTS OF EXPERTS

        The partners and associates of Stikeman Elliott LLP, as a group, directly or indirectly, less than 1% of the outstanding Trust Units.

        Reserve estimates contained in the AIF, and incorporated by reference into this Prospectus, are based upon the report of GLJ dated January 23, 2006 evaluating, as at December 31, 2005, the reserves of crude oil, natural gas and associated products attributed to the properties. Reserve estimates discussed under "Recent Developments" and in relation to the assets acquired pursuant to the Acquisition are based upon the report of GLJ dated April 1, 2006, evaluating as at April 1, 2006 the reserves of crude oil, natural gas and associated products attributed to the acquired properties. The principals of GLJ, as a group, own, directly or indirectly, less than 1% of the outstanding Trust Units.

                    AUDITORS, TRANSFER AGENT AND REGISTRAR

        The auditors of the Trust are PricewaterhouseCoopers LLP, Chartered Accountants, 111 - 5th Avenue S.W., Suite 3100, Calgary, Alberta T2P 5L3.

        The transfer agent and registrar for the Trust Units is Computershare Trust Company of Canada at its principal offices in Toronto and Calgary.

                               AUDITORS' CONSENT

We have read the shelf prospectus supplement of PrimeWest Energy Trust (the "TRUST") dated July 28, 2006 (the "PROSPECTUS SUPPLEMENT") relating to the issue and sale of up to 3,000,000 trust units of the Trust. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Prospectus Supplement of our report to the Unitholders of the Trust on the consolidated balance sheets of the Trust as at December 31, 2005 and 2004 and the consolidated statements of income, cash distributions, unitholders' equity and cash flows for the years then ended. Our report is dated February 10, 2006.


Calgary, Alberta                             /s/ PricewaterhouseCoopers LLP
July 28, 2006                                Chartered Accountants

                               [GRAPHIC OMITTED]


                               P R I M E W E S T

                                  ENERGY TRUST